UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-15360

CUSIP Number: 09059T206

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Bioject Medical Technologies Inc.

Full Name of Registrant:

N/A

Former Name if Applicable:

7180 SW Sandburg St., Suite 100

Address of Principal Executive Office (Street and Number):

Tigard, Oregon 97223

City, State and Zip Codel:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has determined that it will be unable to file its report on Form 10-Q for the quarter ended March 31, 2015 within the prescribed period. The Company’s inability to timely file its Form 10-Q could not have been eliminated by the Company without unreasonable effort or expense.

As previously reported, we have not reported audited financial results on Form 10-K for the years ended December 31, 2014, 2013, 2012 or 2011 or unaudited financial results for the quarters ended March 31, 2012, June 30, 2012, September 30, 2012, March 31, 2013, June 30, 2013, September 30, 2013, March 31, 2014, June 30, 2014 and September 30, 2014 due to the impact of the unresolved FDA issues and, as a result, we are not able to report our financial results for the quarter ended March 31, 2015.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tony K. Chow	(503)	692-8001
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Our Annual Reports on Form 10-K for the years ended December 31, 2014, 2013, 2012 and 2011 have not been filed and our Quarterly Reports on Form 10-Q have not been filed for the quarters ended March 31, 2012, June 30, 2012, September 30, 2012, March 31, 2013, June 30, 2013, September 30, 2013, March 31, 2014, June 30, 2014 and September 30, 2014.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that revenue for the quarter ended March 31, 2015 will decrease by 7.9%, compared to revenue for the quarter ended March 31, 2014, and the net loss for the quarter ended March 31, 2015 will increase by 15.5%, compared to the net loss for the quarter ended March 31, 2014.

Bioject Medical Technologies Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2015	Bioject Medical Technologies Inc.
(Registrant)

		By:	/s/ Tony K. Chow
Tony K. Chow
President and Chief Executive Officer and
Chief Financial Officer
(Duly Authorized Officer, Principal Executive Officer and Principal Financial and Accounting Officer)